Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN’S PHARMASYNTH SECURES GLOBAL MUPARFOSTAT LICENSE

Brisbane, Australia 30 June 2009: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that its wholly-owned subsidiary PharmaSynth Pty Ltd has executed a binding agreement with Global TransBiotech Inc for the global licensing of muparfostat, Progen’s lead anticancer product formerly known as PI-88.

The agreement results from negotiation of full licensing terms based on the commercial terms sheet agreed by the parties and announced to the market by Progen on 18 May 2009.

Under the agreement, Progen will retain the development and commercialization rights of muparfostat in Australia, and PharmaSynth will provide the technical and manufacturing support to US-based Global TransBiotech to develop and commercialize muparfostat elsewhere in the world, with an initial focus on Taiwan, China, Hong Kong and Singapore.

Progen Chief Executive Officer Justus Homburg said the agreement was a significant milestone in the development and commercialization of muparfostat.

“The partnership with Global TransBiotech will provide significant financial opportunity for the Progen Group through cost effective access for muparfostat to global markets,” Mr Homburg said.

“The partnership will reduce the costs involved in developing and marketing Muparfostat, and will provide access to new markets that we could not achieve on our own.

“Global TransBiotech’s strong ties with pharmaceutical companies in Asia, a primary regional commercial target for muparfostat, has the potential to provide enormous value to the product.

“In addition to assuming all further costs associated with the development and commercialization of muparfostat outside of Australia, Global TransBiotech will make milestone payments of approximately US$5 million to PharmaSynth, as well as royalties on muparfostat sales,” he said.

Progen has completed several Phase 2 clinical trials of muparfostat, with strong signs of efficacy in delaying the recurrence of hepatocellular carcinoma (HCC), following surgery to remove liver cancer tumors.

Treatment of liver cancer tumors will be the primary focus of further clinical development, registration and commercialization of muparfostat.

Progen is also currently undertaking a Phase 2 clinical trial to assess the efficacy of muparfostat in combination with Dacarbazine (DTIC) to treat patients with advanced melanoma. This trial is being undertaken in both Australia and the United States.

Progen has also agreed to assign the patent portfolio associated with its drug transporter technology platform, which Progen obtained through the acquisition of CellGate in February 2008, to KAI Pharmaceuticals, Inc., a US-based privately-held drug discovery and development company.

“Our goal is to progress the development of lifesaving products and deliver the best value to our shareholders — we believe these licensing accomplishments represent important steps in achieving this critical objective,” Mr Homburg said.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com.

About Global TransBiotech Inc.

Global TransBiotech, Inc. is a U.S. development-stage biotech company headquartered in Los Angeles, California. The company focuses on in-licensing post-discovery technologies and product leads, developing these projects to achieve predefined value enhancing milestones, and out-licensing them to pharmaceutical and biotech companies for further development and commercialization.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “may”, “committed”, “designed to”, “potential”, “will”, “suggest”, “continues to”, or similar expressions, or by express or implied discussions regarding the potential of products Progen and its subsidiaries and associates have in research development or regarding potential future revenues associated with these products. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any of the products will be submitted or approved for any additional indications or labeling in any market. Nor can there be any guarantee that any of the products will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding the products’ performance could be affected by, among other things, unexpected preclinical and clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; or the company’s ability to obtain or maintain patent or other proprietary intellectual property.

For more information:
Justus Homburg	Paul Dixon
Chief Executive Officer	Company Secretary
+61 7 3842 3333	+61 7 3842 3333